SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2007
                          ---------------------------------------

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to  ______________________

                        Commission File Number 000-50962
                                               ---------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    Atlantic Coast Bank Employees' Savings and Profit Sharing Plan and Trust

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                       Atlantic Coast Federal Corporation
                                505 Haines Avenue
                             Waycross, Georgia 31501

                               ATLANTIC COAST BANK
                    EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                                Waycross, Georgia

                              FINANCIAL STATEMENTS
                           December 31, 2007 and 2006




                                    CONTENTS





REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM..................    1


FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS.....................    2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS...........    3

     NOTES TO FINANCIAL STATEMENTS.......................................    4


SUPPLEMENTAL SCHEDULE

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)......   10

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Audit Committee
Atlantic Coast Bank Employees'
  Savings & Profit Sharing Plan and Trust
Waycross, Georgia

We have audited the accompanying statements of net assets available for benefits of the Atlantic Coast Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan") as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic 2007 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic 2007 financial statements taken as a whole.

                                           /s/ Crowe Chizek and Company LLC

                                               Crowe Chizek and Company LLC
South Bend, Indiana
July 3, 2008

                               ATLANTIC COAST BANK
                              EMPLOYEES' SAVINGS &
                               PROFIT SHARING PLAN
                                    AND TRUST

                              FINANCIAL STATEMENTS
                           December 31, 2007 and 2006

          ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2007 and 2006

-------------------------------------------------------------------------------

                                                                                          2007              2006
                                                                                          ----              ----
ASSETS
     Investments at fair value                                                    $    7,295,472    $     8,348,118

     Receivables
         Employer's contributions                                                              -             10,419
         Participants' contributions                                                           -             14,276
         Accrued income                                                                    2,388                964
         Due from broker                                                                  51,469             40,745
                                                                                  --------------    ---------------
                                                                                          53,857             66,404
                                                                                  --------------    ---------------
     Total Assets                                                                      7,349,329          8,414,522

     Liabilities
         Due to broker                                                                    41,235             10,386
                                                                                  --------------    ---------------
         Net assets reflecting all investments at fair value                           7,308,094          8,404,136

     Adjustment from fair value to contract value for
       fully benefit-responsive contracts                                                 14,696              7,073
                                                                                  --------------    ---------------

NET ASSETS AVAILABLE FOR BENEFITS                                                 $    7,322,790    $     8,411,209
                                                                                  ==============    ===============

-------------------------------------------------------------------------------
                See accompanying notes to financial statements.
                                                                              2.

          ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2007

-------------------------------------------------------------------------------


Additions to net assets attributed to:
      Investment income
         Net depreciation in fair value of investments (Note 3)                                       $  (1,777,788)
         Interest and dividends                                                                             234,176
                                                                                                      -------------
                                                                                                         (1,543,612)

      Contributions
         Employer                                                                                           318,133
         Participants                                                                                       523,294
                                                                                                      -------------
                                                                                                            841,427
                                                                                                      -------------

             Total additions                                                                               (702,185)


Deductions from net assets attributed to:
      Benefits paid to participants                                                                        (341,189)
      Administrative expenses                                                                               (45,045)
                                                                                                      -------------
             Total deductions                                                                              (386,234)
                                                                                                      -------------

Net decrease                                                                                             (1,088,419)

Net assets available for benefits
      Beginning of year                                                                                   8,411,209
                                                                                                      -------------

      End of year                                                                                     $   7,322,790
                                                                                                      =============

-------------------------------------------------------------------------------
                See accompanying notes to financial statements.
                                                                              3.

          ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2007 and 2006

-------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Atlantic Coast Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions. Copies of the Plan agreement are available from the plan administrator.

General: The Plan, established on January 1, 1994, is a defined contribution 401(k) plan for the benefit of substantially all employees of Atlantic Coast Bank (the "Employer" or "Company") who serves as plan administrator and controls and manages the operation and administration of the Plan. The Bank of New York serves as custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may elect to contribute up to 75% of their pretax annual compensation, as defined in the Plan, with a total amount not to exceed the applicable dollar limit established by the Internal Revenue Service each year. On behalf of each eligible participant a matching contribution made by the Company equal to the following percent of compensation up to 5% shall be provided based on the participant's salary reduction contribution made during each pay period.

                 Participant Elective Contribution         Company Matching
                            Percentage                        Percentage
                            ----------                        ----------

                                 2%                               1%
                                 3                                2
                                 4                                3
                                 5-75                             5

Eligibility: Employees are eligible to enroll in the Plan on January 1st, April 1st, July 1st, or October 1st following their date of hire.

Participant Accounts: Each participant's account is credited with the participant's contribution and allocations of (a) the Employer's matching contribution (b) Plan earnings and (c) forfeitures, and charged with an allocation of administrative expenses. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting: Participants are immediately vested in their own contributions plus actual earnings thereon. Vesting in the Employer's matching and discretionary contribution and the earnings thereon is based on years of credited service. One year credited service is received when the participant works at least 1,000 hours within the plan year. A participant is 20% vested after two years, 40% vested after three years, 60% vested after four years, 80% vested after five years, and 100% vested after six years of credited service.

-------------------------------------------------------------------------------
                                   (Continued)
                                                                              4.

          ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2007 and 2006

-------------------------------------------------------------------------------

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Forfeitures: The non-vested portion of terminated participants accounts plus earnings thereon are considered forfeited and can be used by the Plan to reduce the amount of future employer contributions to the Plan or reallocated to participants at the Plan's sponsor discretion. At December 31, 2007, forfeited accounts totaled $66,183. During 2007 participant accounts were allocated $32,703 from forfeited accounts.

Investment Options: Each participant may direct their contributions into any of the investment options available under the Plan and may choose to allocate and reallocate amounts credited to their accounts among all or any combination of the investment funds. Earnings on the investment funds are allocated among the accounts that have elected to invest in each such fund. Plan participants may direct the investment of all funds credited to their account to any or all of the available investment funds.

Participant Loans: Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment account from (to) the Participant Loan account. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at rates that are comparable to those currently available from commercial institutions for similar loans.

Payment of Benefits: Participants may withdraw, in the form of lump-sum or installments, all or some of the vested account balance upon termination of employment, attainment of age 59 1/2, death or disability. In the event of death or permanent disability, participants become fully vested.

Plan Termination: Although it has not expressed any intent to do so, the employer has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of the Plan's termination, participants shall become fully vested.

Expenses: Certain administrative expenses are paid by the plan sponsor.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The policies and principles that significantly affect the determination of net assets and results of operations are summarized below.

Basis of Accounting: The financial statements of the Plan are prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles.
-------------------------------------------------------------------------------
                                   (Continued)
                                                                              5.

          ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2007 and 2006

-------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

Payment of Benefits:  Benefits are recorded when paid.

Investment Valuation: The Plan's investments are stated at fair value. Quoted market prices are used to value shares of mutual funds and common stocks traded on a national exchange. The fair values of the Plan's interests in common collective trust funds, other than stable value funds, are based upon the net asset values of the funds as reported by the fund managers. The fair values of the Plan's interests in stable value funds are based upon the net asset values of such funds reflecting all investments at fair value, including direct and indirect interests in fully benefit-responsive contracts, as reported by the fund manager. Money market funds are reported at cost, which approximates fair value. Investments in common stock are stated at fair value as determined by quoted market prices. Participant loans are valued at estimated fair value as determined by individual participant amortization schedules.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Net assets available for benefits reflects the contract value of the Plan's investments in fully benefit-responsive contracts and stable value funds, due to a separate adjustment presented in the statements of net assets available for benefits to increase or decrease the carrying amount of these investments to contract value, as applicable. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses, and is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

Risks and Uncertainties: The Plan provides for various investment options in common collective funds, certificate of deposits, and the common stock of the employer's parent company, Atlantic Coast Federal Corporation ("ACFC"). ACFC is traded on the NASDAQ global market. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits and participants' individual account balances.

Concentration of Credit Risk: At December 31, 2007 and 2006, approximately 51% and 60% of the Plan's assets were invested in ACFC common stock.
-------------------------------------------------------------------------------
                                   (Continued)
                                                                              6.

          ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2007 and 2006

-------------------------------------------------------------------------------

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Effect of Newly Issued But Not Yet Effective Accounting Standards: In September 2006, the FASB issued Statement No. 157, Fair Value Measurements. This Statement defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. This Statement establishes a fair value hierarchy about the assumptions used to measure fair value and clarifies assumptions about risk and the effect of a restriction on the sale or use of an asset. The standard is effective for fiscal years beginning after November 15, 2007. In February 2008, the FASB issued Staff Position (FSP) 157-2, Effective Date of FASB Statement No. 157. This FSP delays the effective date of FAS 157 for all nonfinancial assets and nonfinancial liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The impact of adoption of FASB Statement No. 157 on the Plan's net assets available for benefits and changes in net assets available for benefit is not anticipated to be material.

In February 2007, the FASB issued Statement No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. The standard provides reporting entities with an option to report selected financial assets and liabilities at fair value and establishes presentation and disclosure requirements designed to facilitate comparisons between reporting entities that choose different measurement attributes for similar types of assets and liabilities. The new standard is effective for the Plan on January 1, 2008. The Plan did not elect the fair value option for any financial assets or financial liabilities as of January 1, 2008.


NOTE 3 - INVESTMENTS

The Bank of New York, the custodian of the Plan, held investment assets and executed transactions during 2007 and 2006.

Investments representing more than 5% of the net assets available for benefits at December 31, 2007 or 2006 are as follows:


Investments at fair value:                                                               2007                2006
-------------------------                                                                ----                ----

     State Street Global Advisors/Money Market Fund                                $     762,696        $   652,461
     State Street Global Advisors/Pentegra Stable Value Fund                             395,212            394,096*
     State Street Global Advisors/S&P MidCap Index Series Fund                           373,560            377,746*
     Atlantic Coast Federal Corporation common stock                                   3,759,165          4,973,490

* - not greater than 5%, included for comparison only

-------------------------------------------------------------------------------
                                   (Continued)
                                                                              7.

          ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2007 and 2006

-------------------------------------------------------------------------------

NOTE 3 - INVESTMENTS (Continued)

During 2007, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

        Common/collective funds                                 $      112,414
        Atlantic Coast Federal Corporation common stock             (1,890,202)
                                                                --------------

                                                                $   (1,777,788)
                                                                ==============

At December 31, 2007 and 2006, the Plan held 316,428 and 272,819 shares of Atlantic Coast Federal Corporation common stock.


NOTE 4 - PARTY-IN-INTEREST TRANSACTIONS

Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Employer on behalf of the Plan. During 2007 fees of $4,699 were paid by the Plan to The Bank of New York, custodian of the Plan, fees of $38,785 were paid by the Plan to Pentegra Services, Inc., Plan recordkeeper, and fees of $1,561 were paid by the Plan to State Street Global Advisors, investment manager, which represent party-in-interest transactions.

Party-in-interest investments held by the Plan at December 31, 2007 and 2006 include Atlantic Coast Federal Corporation common stock totaling $3,759,165 and $4,973,490 respectively, Atlantic Coast Federal Certificate of Deposit totaling $8,492 and $8,087 respectively, participant loans totaling $300,204 and $288,796 respectively, The Bank of New York Collective Short Term Investors Fund totaling $308,293 and $309,461 respectively and State Street Global Advisors common collective funds totaling $2,933,753 and $2,775,357 respectively. Total dividends received for 2007 from the Atlantic Coast Federal Corporation common stock were $155,551.


NOTE 5 - TAX STATUS

Effective June 1, 2003, the Plan was restated. The Plan has been restated on a prototype document which has received a favorable determination letter dated July 10, 2003 from the Internal Revenue Service. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

-------------------------------------------------------------------------------
                                   (Continued)
                                                                              8.

          ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN
                                    AND TRUST
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2007 and 2006

-------------------------------------------------------------------------------

NOTE 6 - PLAN AMENDMENT

Effective July 1, 2007, the Plan was amended to define basic salary as basic salary plus commissions, overtime, bonuses, incentives, and personal leave.


NOTE 7 - SUBSEQUENT EVENT

Subsequent to December 31, 2007, the Atlantic Coast Federal Corporation Common Stock experienced a decline in overall market value. The share value of the stock at December 31, 2007 was $11.88. As of July 2, 2008, the share value of the stock was $7.37.

-------------------------------------------------------------------------------

                                                                              9.

                              SUPPLEMENTAL SCHEDULE

        ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND
                                     TRUST
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2007

-------------------------------------------------------------------------------

Name of Plan Sponsor:                  Atlantic Coast Bank
                      -----------------------------------------------
Employer Identification Number:            58-0570960
                               --------------------------------------
Three-digit Plan Number:                      033
                        ---------------------------------------------

                                                       (c)
                                            Description of Investment
                    (b)                      Including Maturity Date,                                         (e)
         Identity of Issue, Borrower,      Rate of Interest, Collateral               (d)                   Current
 (a)      Lessor, or Similar Party            Par or Maturity Value                   Cost                   Value
 ---     ----------------------------      ----------------------------               ----                  --------

        Common Collective Funds
   *    State Street Global Advisors        Short Term Investment Fund                 #              $     762,696
   *    State Street Global Advisors        S&P Flagship Securities                    #                    243,398
                                               Lending Series Fund
   *    State Street Global Advisors        Passive Long TSY Fund                      #                    109,454
   *    State Street Global Advisors        S&P Growth Value Series Fund               #                    169,226
   *    State Street Global Advisors        Pentegra Stable Value Fund                 #                    395,212
   *    State Street Global Advisors        Conservative Strategic
                                               Balanced Fund                           #                     19,611
   *    State Street Global Advisors        Moderate Strategic Balanced Fund           #                    268,606
   *    State Street Global Advisors        Aggressive Strategic
                                               Balanced Fund                           #                     81,171
   *    State Street Global Advisors        S&P Growth Index Series Fund               #                    114,544
   *    State Street Global Advisors        S&P MidCap Index Series Fund               #                    373,560
   *    State Street Global Advisors        Russell 2000 Index Series Fund             #                    130,615
   *    State Street Global Advisors        Daily EAFE Index Series Fund               #                    111,826
   *    State Street Global Advisors        REIT Index Non-Lending
                                               Series Fund                             #                     26,531
   *    State Street Global Advisors        Nasdaq 100 Index Fund                      #                    127,303
                                                                                                      -------------
                                                                                                          2,933,753
        Other Assets Mutual Funds
  *     State Street Global Advisors        Aggregate Bond Fund                        #                        261


        Common Stock
   *    Atlantic Coast Federal Corporation   Common Stock                              #                  3,759,165

        Cash Equivalent/Money Market Fund
   *    The Bank of New York                Collective Short Term Investors
                                               Fund                                    #                    308,293

   *    Atlantic Coast Bank                 Certificate of Deposit
                                            Interest rate 5.06% mature 6/6/08          #                      8,492

-------------------------------------------------------------------------------------------------------------------

* Denotes party-in-interest
# Investment is participant-directed, therefore historical cost is not required.

                                                                             10.

        ATLANTIC COAST BANK EMPLOYEES' SAVINGS & PROFIT SHARING PLAN AND
                                     TRUST
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2007

-------------------------------------------------------------------------------

Name of Plan Sponsor:                  Atlantic Coast Bank
                      -----------------------------------------------
Employer Identification Number:            58-0570960
                               --------------------------------------
Three-digit Plan Number:                      033
                        ---------------------------------------------


                                                       (c)
                                            Description of Investment
                    (b)                      Including Maturity Date,                                         (e)
         Identity of Issue, Borrower,      Rate of Interest, Collateral               (d)                   Current
 (a)      Lessor, or Similar Party            Par or Maturity Value                   Cost                   Value
 ---     ----------------------------      ----------------------------               ----                  --------

   *    Participant Loans                   Interest rates ranging from 4.25%
                                               to 9.50%                                #                    300,204
                                                                                                      -------------

                                                                                                      $   7,310,168
                                                                                                      =============

-------------------------------------------------------------------------------------------------------------------

* Denotes party-in-interest
# Investment is participant-directed, therefore historical cost is not required.

                                                                             11.

                                   SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                          ATLANTIC COAST BANK
                                          EMPLOYEES' SAVINGS AND PROFIT
                                          SHARING PLAN AND TRUST




Date: July 3, 2008                          By:  /s/ Robert J. Larison, Jr.
                                                 -----------------------------
                                          Name:  Robert J. Larison, Jr.
                                          Title: President and Chief Executive
                                                 Officer, Atlantic Coast Federal

                                                                    EXHIBIT 23.1



            CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


We consent to the incorporation by reference in Registration Statement No. 333-119732 on Form S-8 of Atlantic Coast Federal Corporation, of our report dated July 3, 2008, appearing in this Annual Report on Form 11-K of the Atlantic Coast Bank Employees' Savings & Profit Sharing Plan and Trust for the year ended December 31, 2007.

                                             /s/ Crowe Chizek and Company LLC

                                                 Crowe Chizek and Company LLC

South Bend, Indiana
July 3, 2008